Exhibit 3.3



150401



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Withdrawal of Certificate of Designation
(PURSUANT TO NRS 78.1955(6))

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Withdrawal of
Certificate of Designation
for Nevada Profit Corporations
(Pursuant to NRS 78.1955(6))

1. Name of corporation:

WaferGen Bio-systems, Inc.

2. Following is the resolution by the board of directors authorizing the withdrawal of Certificate of Designation establishing the classes or series of stock:

WHEREAS, no shares of either the Corporation's Series A-1 Convertible Preferred Stock, par value $0.001 per share (the "Series A-1 Convertible Preferred Stock"), or the Corporation's Series A-2 Convertible Preferred Stock, par value $0.001 per share (the "Series A-2 Convertible Preferred Stock"; and, together with the Series A-1 Convertible Preferred Stock, the "Series A-1 and Series A-2 Convertible Preferred Stock"), are currently outstanding.

NOW, THEREFORE, BE IT RESOLVED, that, in accordance with Section 78.1955 of the Nevada Revised Statutes, the Certificate of Designation of the Series A-1 and Series A-2 Convertible Preferred Stock, filed with the Nevada Secretary of State on May 26, 2011, is hereby withdrawn.

3. No shares of the class or series of stock being withdrawn are outstanding.

4. Signature: (required)

X /s/ Ivan Trifunovich
_____

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Withdrawal of Designation
Revised: 3-12-09

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